SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For April 12, 2004




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

     1. A free English translation of a communication filed by the Company with the Chilean Superintendencia de Valores y
          Seguros on April 8, 2004.

     2. A free English translation of a notice recently published in a Chilean newspaper.

                        (Free translation of Spanish original)


                                                       Santiago, April 8, 2004

Mr.
Superintendency of Securities and Insurance
Personal Delivery

                            Ref.: Communicates Shareholder Meeting of
                            Chilesat Corp S.A.
                            Registration in Securities Registry No. 0350

         I hereby inform the Superintendency of Securities and Insurance that the Board of Directors of Chilesat Corp S.A. summoned its shareholders to attend the Annual Shareholders' Meeting to be held on April 26, 2004, at 10:00 a.m., on Rinconada El Salto street No. 202 in the district of Huechuraba, Santiago, so as to submit the following matters to their consideration:

1.- Submission for approval of the Annual Report, Balance Sheet, Financial Statements and the External Auditor's Report for the year ended at December 31, 2003.

2.-      General Policy for Dividend Distributions.

3.-      Compensation of the Directors.

4.-      Compensation and budget of the Committee of Directors.

5.-      Appointment of the External Auditors.

6.-      Report of the operations with related companies for the purpose of article 44 of Law No. 18.046, on Stock Corporations.

7.-      Other customary Annual Shareholders' Meetings matters.

      In addition, you will find enclosed  the following documents:

      a) Three duly signed copies of the company's Annual Report for the year ended at December 31, 2003; and,
      b) Copy of the notice published in the Diario Financiero, by means of which the shareholders of the Company are summoned to attend the Annual Shareholders' Meeting to be held on April 26, 2004. The same notice will also be published in the same newspaper, on April 15 and April 22.

Yours truly,


Alejandro Rojas Pinaud
   General Manager
  Chilesat Corp S.A.


cc: Santiago Stock Exchange
     Chilean Electronic Stock Exchange
     Valparaiso Stock Exchange

                    (Free translation of Spanish Original)

                              CHILESAT CORP S. A.
                            A PUBLIC STOCK COMPANY
           LISTED WITH THE SECURITIES REGISTER UNDER NO. 0350

                                    NOTICE

                         ANNUAL SHAREHOLDERS' MEETING

By agreement of the Board of Directors, the shareholders of Chilesat Corp S.A are summoned to attend the Annual Shareholders' Meeting to be held on April 26, 2004, at 10:00 a.m., on Rinconada El Salto street No. 202 in the district of Huechuraba, Santiago, so as to submit the following matters to their consideration:

1.- Submission for approval of the Annual Report, Balance Sheet, Financial Statements and the External Auditor's Report for the year ended at December 31, 2003.

2.-      General Policy for Dividend Distributions.

3.-      Compensation of the Directors.

4.-      Compensation and budget of the Committee of Directors.

5.-      Appointment of the External Auditors.

6.-      Report of the operations with related companies for the purpose of article 44 of Law No. 18.046, on Stock Corporations.

7.-      Other customary Annual Shareholders' Meetings matters.

The right to attend the Meeting shall be conferred to shareholders who appear inscribed in the Shareholders Registry on the fifth business day prior to the date of the Meeting.

The powers of attorney will be considered on the same date and time set for the Meeting and at its beginning.

The financial statements of the Company at December 31, 2003, will be published in the Diario Financiero on April 14, 2004.

According to Ruling No. 1.108 of the Superintendency of Securities and Insurance, issued on January 14, 1993, the Company is authorized to deliver the Annual Report and Balance Sheet only to those shareholders who meet the requirements indicated in said Ruling. However, those shareholders that have not received the Annual Report and Balance Sheet may request it for immediate delivery. In the headquarters of the Company there are enough samples of the Annual Report and Balance Sheet for consultation of the shareholders that wish to do so.

                                GENERAL MANAGER

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  April 12, 2004